Contact

www.linkedin.com/in/brooke-
ence-0b702231 (LinkedIn)

Top Skills

Connecting People

Strategic Visionary

Problem Solving

Certifications

Level 1 Crossfit Coach

Brooke Ence

Founder and VP of From The Farm- online farmers market connect
consumers and producers in a mission to decentralize our nations
food supply!
United States

Summary

Successful Crossfit Games Athlete gone back to her roots to Co-
Found an online Farmers Market called
FROM THE FARM- our driving mission : Decentralize our Nations
food supply! We will do this by creating a true "free market".
In order to have food sovereignty, we must fight to keep our AG
producers! This should be a top priority for anyone who believes in
taking care of our health, soil and planet!

Experience

Self-employed
Co-Founder Vice President of From The Farm
March 2021 - Present (3 years 7 months)

Brooke Ence LLC
Professional Athlete, Health and Wellness Coach, Fitness Personality
July 2015 - Present (9 years 3 months)

Education

University of Utah
Bachelor of Arts (B.A.), Mass Communication/Media Studies · (2007 - 2011)